Schwab Equity Index Funds

Semiannual Report
April 30, 2005

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Dear Shareholder,

I am a big fan of mutual funds and have been throughout my 40-year career. During this time I've watched the mutual fund market grow, with investors today having nearly 17,000 funds from which to choose.

I also have advocated the need to take a long-term view of investing, as well as the importance of developing and maintaining an asset allocation plan. I continue to believe that mutual funds are excellent vehicles to help you build a diversified portfolio in keeping with your goals.

We have designed Schwab equity funds to deliver a combination of strong performance and good value. While I am proud of Schwab Funds® in general, I am especially pleased with the Schwab Dividend Equity Fund, which performed very well over the report period. The Fund is one of eight powered by Schwab Equity Ratings® and uses the same stock-ranking expertise that helped Schwab's model equity portfolio achieve industry recognition in Barron's 2004 annual stock-selection competition.

Looking forward, we continue to see tremendous opportunities for investors, and my colleagues and I are committed to helping you maximize them. We will continue to expand the array of products and services that can help you meet your long- and short-term investment goals.

In closing, I want to remind you that our commitment to our shareholders will not change. Thank you for investing with us.

Sincerely,

Charles Schwab

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Management's Discussion for the six months ended April 30, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

When I assumed my new role as President and CEO of Schwab Funds® last year, I pledged that I would be committed to offering you more relevant choices and better value. I am pleased to report that we already have done both.

I'm also happy to announce that Schwab Funds has launched another fund. The Schwab Premier Equity Fund™, the newest addition to Schwab Funds' Active Equity Fund family, was launched on March 21, 2005. The Schwab Premier Equity Fund portfolio managers use a multi-cap strategy and include a variety of investment styles and asset classes, shifting between growth and value according to market conditions. The Fund also is diversified across all sectors. With this broad coverage, the Schwab Premier Equity Fund can be an integral part of a balanced, diversified portfolio that can help you reach your long-term investment goals.

In terms of value, the Schwab Premier Equity Fund, as well as other Schwab funds, offer Select Shares, a share class that has lower expenses and higher investment minimums than Investor Shares.

I speak for all of Schwab Funds when I say we want Schwab to be a place where investors can find useful, quality financial products and services to help them succeed. Regardless of the size of their portfolios, Schwab should be the place investors can trust to watch out for their best interests.

I continue to look for more ways to offer you relevant choices and value. Your trust is very important to us, and I will do all I can to maintain that trust. Thank you for investing in Schwab Funds.

Sincerely,

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than nine years in asset management.



Larry Mano, vice president and senior portfolio manager, is responsible for the day-to-day management of the funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

If the 2004 equity market ended with a bang, the 2005 market started with a whimper, with all the major equity indices down from their year-end highs at the end of April. For the six-month report period, however, the S&P 500® Index[1] was still up 3.28%, due to the end-of-year rally. The broader Dow Jones Wilshire 5000 Composite Index[SM2] was up 3.50% for the report period, again predominantly because of strong equity returns in November and December 2004. Small-cap stocks lost their leading position to their larger-cap cohorts, and value continued to be the favored style. Stocks were volatile and sentiment was fickle in the face of high energy prices, indications of budding inflation, and prospects of the Federal Reserve continuing to raise short-term interest rates, which it did four times during the six-month report period.

Early in the period, investors were heartened when oil prices dipped and the U.S. presidential election results were uncontested. Unfortunately, the brief respite in oil prices was short-lived and strengthening global demand for oil, particularly in the Pacific Rim, and refinery constraints at home drove crude prices to record highs, above $50 per barrel in mid-February.

The firming labor market, as well as steady gains in capital spending, kept the economic expansion on a self-sustaining path and corporate liquidity remained positive. Consumer sentiment, however, hit a soft patch and started to weaken in 2005. First-quarter GDP came in at 3.1%, slightly below expectations and weaker than the fourth quarter, when it was 3.8%. In this environment, retail sales softened.

Despite the slowdown in the GDP, strong labor market conditions remained positive for domestic consumption. On the earnings front, fourth-quarter earnings were generally better than expected due, in part,

Source of Sector Classification: S&P and MSCI.

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Dow Jones", "Wilshire", "The DJW 5000[SM]", "The Dow Jones Wilshire 5000[SM]" and "The Dow Jones Wilshire 5000 Composite Index[SM]" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite Index[SM], is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.



Tom Brown, an associate portfolio manager of the investment adviser, is a day-to-day co-manager of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

to strong reports from companies in the Energy sector. Expectations for first-quarter earnings remained upbeat, although weaker than recent quarters, due to difficult year-over-year comparisons.

Though some high oil and commodity prices may have hampered growth and stirred inflationary pressures, productivity growth and slack in the economy have mostly kept a lid on core inflation. This productivity, coupled with foreign central banks buying large amounts of U.S. Treasury securities, also helped to keep long-term interest rates under control.

While high energy prices remained a significant headwind for economic performance, they certainly helped boost oil companies' bottom lines. In fact, the strongest sector, according to S&P, was Energy, closely followed by Utilities and then Health Care. On the flip side, Information Technology was the worst performing sector over the report period, while the Consumer Discretionary sector also suffered.

The Schwab S&P 500 Fund ended the six-month report period up 3.13%, tracking its benchmark, the S&P 500 Index, which was up 3.28%. Interestingly, most of this appreciation occurred during the beginning of the report period. Once the calendar turned into 2005, the equity markets became extremely volatile. While the pace of growth decelerated during the report period, the price of crude oil still increased, making

---

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 3.28% **S&P 500® Index:** measures U.S. large-cap stocks
- -0.15% **Russell 2000® Index:** measures U.S. small-cap stocks
- 8.71% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 0.98% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.

Performance at a Glance

Total return for the six months ended 4/30/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund

Investor Shares	**3.13%**
Select Shares®	**3.25%**
e.Shares®	**3.21%**
Benchmark	**3.28%**

Performance Details . . . . pages 6-8

Schwab 1000 Index® Fund

Investor Shares	**3.59%**
Select Shares	**3.66%**
Benchmark	**3.63%**

Performance Details . . . . . pages 10-11

Schwab Small-Cap Index Fund®

Investor Shares	**0.59%**
Select Shares	**0.65%**
Benchmark	**0.69%**

Performance Details . . . . . pages 13-14

Schwab Total Stock Market Index Fund®

Investor Shares	**3.49%**
Select Shares	**3.57%**
Benchmark	**3.50%**

Performance Details . . . . . pages 16-17

Schwab International Index Fund®

Investor Shares	**8.09%**
Select Shares	**8.20%**
Benchmark	**7.87%**

Performance Details . . . . . pages 19-20

energy-related stocks the top performers. Within this Fund, the best performing sectors were Utilities and Energy. On the downside, Information Technology was the worst performing sector during the report period.

The Schwab 1000 Index Fund was up 3.59% for the report period, closely tracking its benchmark, the Schwab 1000 Index®, which was up 3.63%. Once the calendar turned into 2005, the equity markets became extremely volatile. While the price of a barrel of oil continued to rise during the report period, the pace of growth decelerated, making energy-related stocks the top performers in the Fund. In addition to Energy, the Utilities sector also was strong. On the downside, Information Technology continued to struggle.

The Schwab Small-Cap Index Fund was up 0.59% for the period, tracking its benchmark, the Schwab Small-Cap Index, which was up 0.69%. While this Fund tended to be more volatile than the large-cap fund, the price of oil impacted performance significantly, and just as its larger-cap cohorts rallied in the Energy sector, so, too, did small cap. Consumer Staples also performed well. On the downside, the Information Technology and Telecommunications Services sectors continued to struggle.

The Schwab Total Stock Market Index Fund was up 3.49% for the six-month report period, nearly matching its benchmark, the Dow Jones Wilshire 5000 Composite Index, which was up 3.50%. The best performing sectors in the Fund were Health Care and Energy. Conversely, Information Technology was the worst performing sector.

The Schwab International Index Fund was up 8.09%, outperforming its benchmark, the Schwab International Index, which was up 7.87% for the six-month report period. Within the Fund, Australia was the best performing country, while Singapore contributed the least to returns. The top sectors were Consumer Staples and Health Care, while Information Technology performed as poorly overseas as it did in the U.S.

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 4/30/05



Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWPIX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**

6 Months
- 3.13%
- 3.28%
- 3.26%

1 Year
- 6.02%
- 6.34%
- 5.50%

5 Years
- -3.23%
- -2.94%
- -2.54%

Since Inception: 5/1/96
- 7.83%
- 8.23%
- 6.80%

Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	2.88%	0.96%	5.77%	3.36%	-3.56%	-3.39%	7.46%	n/a
Post-Liquidation (shares were sold)	2.38%	1.00%	4.27%	2.63%	-2.87%	-2.56%	6.70%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $19,722 **Investor Shares**
■ $20,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	2.99%	0.96%	5.98%	3.36%	-3.43%	-3.39%	5.20%	n/a
Post-Liquidation (shares were sold)	2.48%	1.00%	4.45%	2.63%	-2.76%	-2.56%	4.67%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $77,245 **Select Shares**
■ $78,278 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

e.Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares** Ticker Symbol: SWPEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	6 Months	1 Year	5 Years	Since Inception: 5/1/96
Fund: e.Shares	3.21%	6.10%	-3.15%	7.93%
Benchmark	3.28%	6.34%	-2.94%	8.23%
Fund Category	3.26%	5.50%	-2.54%	6.80%

Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	2.95%	0.96%	5.84%	3.36%	-3.50%	-3.39%	7.53%	n/a
Post-Liquidation (shares were sold)	2.45%	1.00%	4.34%	2.63%	-2.82%	-2.56%	6.77%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $19,882 **e.Shares**
■ $20,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$91,039
Price/Earnings Ratio (P/E)	19.5
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	3%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000
e.Shares ($500 for retirement and custodial accounts)	$1,000

Top Holdings[4]

Security	% of Net Assets
❶ General Electric Co.	3.6%
❷ Exxon Mobil Corp.	3.4%
❸ Microsoft Corp.	2.4%
❹ Citigroup, Inc.	2.3%
❺ Johnson & Johnson	1.9%
❻ Pfizer, Inc.	1.9%
❼ Bank of America Corp.	1.7%
❽ Wal-Mart Stores, Inc.	1.5%
❾ Intel Corp.	1.4%
❿ Procter & Gamble Co.	1.3%
Total	**21.4%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 20.2% **Financials**
- 14.8% **Information Technology**
- 13.7% **Health Care**
- 11.8% **Industrials**
- 10.9% **Consumer Discretionary**
- 10.4% **Consumer Staples**
- 8.5% **Energy**
- 3.4% **Utilities**
- 3.2% **Telecommunication Services**
- 3.1% **Materials**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares** Ticker Symbol: SNXFX
- ■ Benchmark: **Schwab 1000 Index**®
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	6 Months ▪	1 Year ■	1 Year ▪	5 Years ■	5 Years ▪	10 Years ■	10 Years ▪
Pre-Liquidation (still own shares)	3.37%	0.96%	6.24%	3.36%	-2.96%	-3.39%	9.71%	7.18%
Post-Liquidation (shares were sold)	2.63%	1.00%	4.51%	2.63%	-2.39%	-2.56%	8.77%	6.93%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $26,171 **Investor Shares**
- ■ $27,069 **Schwab 1000 Index**®
- □ $26,553 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares** Ticker Symbol: SNXSX
- ■ Benchmark: **Schwab 1000 Index**®
- ■ Fund Category: **Morningstar Large-Cap Blend**



6 Months			1 Year			5 Years[2]			Since Inception: 5/19/97[2]		
3.66%	3.63%	3.26%	6.61%	6.74%	5.50%	-2.55%	-2.41%	-2.54%	6.11%	6.31%	5.12%

Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	3.43%	0.96%	6.37%	3.36%	-2.87%	-3.39%	5.74%	n/a
Post-Liquidation (shares were sold)	2.70%	1.00%	4.63%	2.63%	-2.31%	-2.56%	5.13%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $80,145 **Select Shares**
- ■ $81,362 **Schwab 1000 Index**®
- □ $78,278 **S&P 500**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	999
Weighted Average Market Cap ($ x 1,000,000)	$79,885
Price/Earnings Ratio (P/E)	20.3
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate[2]	5%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **General Electric Co.**	3.0%
❷ **Exxon Mobil Corp.**	2.9%
❸ **Microsoft Corp.**	2.1%
❹ **Citigroup, Inc.**	1.9%
❺ **Pfizer, Inc.**	1.6%
❻ **Johnson & Johnson**	1.6%
❼ **Wal-Mart Stores, Inc.**	1.6%
❽ **Bank of America Corp.**	1.4%
❾ **Intel Corp.**	1.2%
❿ **Procter & Gamble Co.**	1.1%
Total	**18.4%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.2% **Financials**
- 14.4% **Information Technology**
- 13.4% **Health Care**
- 12.6% **Consumer Discretionary**
- 10.6% **Industrials**
- 10.2% **Consumer Staples**
- 8.1% **Energy**
- 3.4% **Utilities**
- 3.2% **Materials**
- 2.9% **Telecommunication Services**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWSMX
■ Benchmark: **Schwab Small-Cap Index®**
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months ■	▢	1 Year ■	▢	5 Years ■	▢	10 Years ■	▢
Pre-Liquidation (still own shares)	0.50%	-0.36%	6.21%	4.77%	2.51%	7.45%	8.72%	9.73%
Post-Liquidation (shares were sold)	0.52%	1.33%	4.24%	4.87%	2.50%	6.99%	8.02%	9.38%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $24,728 **Investor Shares**
■ $26,957 **Schwab Small-Cap Index®**
▢ $24,865 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		Since Inception	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	0.53%	-0.36%	6.34%	4.77%	2.59%	7.45%	6.68%	n/a
Post-Liquidation (shares were sold)	0.58%	1.33%	4.37%	4.87%	2.58%	6.99%	6.17%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $89,555 **Select Shares**
■ $93,628 **Schwab Small-Cap Index**®
□ $87,356 **Russell 2000**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	1,153
Weighted Average Market Cap ($ x 1,000,000)	$1,080
Price/Earnings Ratio (P/E)	27.4
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate[2]	38%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ Accredo Health, Inc.	0.2%
❷ Cerner Corp.	0.2%
❸ VCA Antech, Inc.	0.2%
❹ Vintage Petroleum, Inc.	0.2%
❺ Bebe Stores	0.2%
❻ Valassis Communications, Inc.	0.2%
❼ Sybase, Inc.	0.2%
❽ Downey Financial Corp.	0.2%
❾ CACI International, Inc., Class A	0.2%
❿ USG Corp.	0.2%
Total	**2.0%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.2%	**Financials**
16.8%	**Information Technology**
16.5%	**Consumer Discretionary**
14.4%	**Industrials**
12.3%	**Health Care**
5.9%	**Energy**
5.4%	**Materials**
3.1%	**Utilities**
3.0%	**Consumer Staples**
1.2%	**Telecommunication Services**
0.2%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SWTIX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	■	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	3.29%	0.96%	6.77%	3.36%	-2.34%	-3.39%	0.18%	n/a
Post-Liquidation (shares were sold)	2.53%	1.00%	4.80%	2.63%	-1.88%	-2.56%	0.25%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $10,272 **Investor Shares**
■ $10,318 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	6 Months ■	▨	1 Year ■	▨	5 Years ■	▨	Since Inception ■	▨
Pre-Liquidation (still own shares)	3.36%	0.96%	6.94%	3.36%	-2.23%	-3.39%	0.30%	n/a
Post-Liquidation (shares were sold)	2.61%	1.00%	4.96%	2.63%	-1.77%	-2.56%	0.35%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $51,810 **Select Shares**
■ $51,590 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,905
Weighted Average Market Cap ($ x 1,000,000)	$72,698
Price/Earnings Ratio (P/E)	20.4
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate[2]	1%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[4]

Security	% of Net Assets
❶ **General Electric Co.**	2.7%
❷ **Exxon Mobil Corp.**	2.6%
❸ **Microsoft Corp.**	1.9%
❹ **Citigroup, Inc.**	1.7%
❺ **Pfizer, Inc.**	1.5%
❻ **Johnson & Johnson**	1.5%
❼ **Wal-Mart Stores, Inc.**	1.4%
❽ **Bank of America Corp.**	1.3%
❾ **Intel Corp.**	1.1%
❿ **Procter & Gamble Co.**	1.0%
Total	**16.7%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



21.2%	**Financials**
14.6%	**Information Technology**
13.4%	**Health Care**
12.8%	**Consumer Discretionary**
11.0%	**Industrials**
9.5%	**Consumer Staples**
7.9%	**Energy**
3.4%	**Materials**
3.3%	**Utilities**
2.8%	**Telecommunication Services**
0.1%	**Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] Please see prospectus for further detail and eligibility requirements.

[4] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares** Ticker Symbol: SWINX
■ Benchmark: **Schwab International Index**®
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	6 Months		1 Year		5 Years		10 Years	
	■	■	■	■	■	■	■	■
Pre-Liquidation (still own shares)	7.71%	5.29%	14.26%	10.78%	-2.39%	-3.39%	4.75%	4.36%
Post-Liquidation (shares were sold)	5.55%	3.76%	9.84%	7.39%	-1.86%	-2.56%	4.29%	4.27%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $16,445 **Investor Shares**
■ $17,137 **Schwab International Index**®
□ $15,933 **MSCI EAFE**® **Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 4/30/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares** Ticker Symbol: SWISX
- ■ Benchmark: **Schwab International Index®**
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	6 Months		1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▫	■	▫	■	▫	■	▫
Pre-Liquidation (still own shares)	7.79%	5.29%	14.42%	10.78%	-2.29%	-3.39%	3.04%	n/a
Post-Liquidation (shares were sold)	5.65%	3.76%	10.00%	7.39%	-1.77%	-2.56%	2.77%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $65,395 **Select Shares**
- ■ $66,901 **Schwab International Index®**
- □ $66,712 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Performance results less than one year are not annualized.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 4/30/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 4/30/05

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.0%
❷ HSBC Holdings PLC	2.4%
❸ Vodafone Group PLC	2.3%
❹ GlaxoSmithKline PLC	2.0%
❺ Total SA	1.9%
❻ Royal Dutch Petroleum Co.	1.6%
❼ Novartis AG, Registered	1.6%
❽ Nestle SA, Registered	1.5%
❾ Toyota Motor Corp.	1.3%
❿ Royal Bank of Scotland Group PLC	1.3%
Total	**18.9%**

Statistics

Number of Holdings	355
Weighted Average Market Cap ($ x 1,000,000)	$57,739
Price/Earnings Ratio (P/E)	16.3
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate[3]	9%
Minimum Initial Investment[4]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 30.6% Financials
- 11.1% Energy
- 10.4% Consumer Discretionary
- 8.8% Consumer Staples
- 8.4% Health Care
- 8.4% Telecommunication Services
- 6.5% Industrials
- 5.6% Utilities
- 5.5% Materials
- 4.5% Information Technology
- 0.2% Other

Country



- 27.2% United kingdom
- 17.2% Japan
- 10.8% France
- 7.5% Switzerland
- 7.4% Germany
- 6.1% Canada
- 5.5% Netherlands
- 4.5% Australia
- 4.4% Spain
- 9.4% Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 4/30/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Not annualized.

[4] Please see prospectus for further detail and eligibility requirements.

Fund Expenses

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning November 1, 2004 and held through April 30, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,031.30	$1.86
Hypothetical 5% Return	0.37%	$1,000	$1,022.97	$1.85
Select Shares®				
Actual Return	0.19%	$1,000	$1,032.50	$0.95
Hypothetical 5% Return	0.19%	$1,000	$1,023.86	$0.95
e.Shares®				
Actual Return	0.26%	$1,000	$1,032.10	$1.31
Hypothetical 5% Return	0.26%	$1,000	$1,023.51	$1.30
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.50%	$1,000	$1,035.90	$2.54
Hypothetical 5% Return	0.50%	$1,000	$1,022.30	$2.52
Select Shares				
Actual Return	0.35%	$1,000	$1,036.60	$1.78
Hypothetical 5% Return	0.35%	$1,000	$1,023.05	$1.77

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 11/1/04	Ending Account Value (Net of Expenses) at 4/30/05	Expenses Paid During Period[2] 11/1/04–4/30/05
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,005.90	$2.90
Hypothetical 5% Return	0.58%	$1,000	$1,021.90	$2.93
Select Shares				
Actual Return	0.42%	$1,000	$1,006.50	$2.09
Hypothetical 5% Return	0.42%	$1,000	$1,022.71	$2.10
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.54%	$1,000	$1,034.90	$2.75
Hypothetical 5% Return	0.54%	$1,000	$1,022.10	$2.73
Select Shares				
Actual Return	0.39%	$1,000	$1,035.70	$1.97
Hypothetical 5% Return	0.39%	$1,000	$1,022.86	$1.95
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.69%	$1,000	$1,080.90	$3.56
Hypothetical 5% Return	0.69%	$1,000	$1,021.38	$3.46
Select Shares				
Actual Return	0.50%	$1,000	$1,082.00	$2.58
Hypothetical 5% Return	0.50%	$1,000	$1,022.32	$2.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 181 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.61	16.36	13.79	16.45	22.15	21.17
Income or loss from investment operations:						
Net investment income	0.19	0.23	0.20	0.20	0.17	0.17
Net realized and unrealized gains or losses	0.37	1.23	2.57	(2.68)	(5.70)	1.06
Total income or loss from investment operations	0.56	1.46	2.77	(2.48)	(5.53)	1.23
Less distributions:						
Dividends from net investment income	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)	(0.18)
Distributions from net realized gains	–	–	–	–	–	(0.07)
Total distributions	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)	(0.25)
Net asset value at end of period	17.87	17.61	16.36	13.79	16.45	22.15
Total return (%)	3.13[1]	9.03	20.39	(15.32)	(25.11)	5.81
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.37[2]	0.37	0.36	0.35	0.35	0.36[3]
Gross operating expenses	0.42[2]	0.45	0.46	0.46	0.46	0.52
Net investment income	2.06[2]	1.35	1.45	1.21	0.95	0.81
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,813	3,849	3,510	2,760	3,070	3,617

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.68	16.41	13.83	16.50	22.21	21.23
Income or loss from investment operations:						
Net investment income	0.21	0.26	0.24	0.22	0.20	0.20
Net realized and unrealized gains or losses	0.37	1.24	2.57	(2.69)	(5.71)	1.06
Total income or loss from investment operations	0.58	1.50	2.81	(2.47)	(5.51)	1.26
Less distributions:						
Dividends from net investment income	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)	(0.21)
Distributions from net realized gains	—	—	—	—	—	(0.07)
Total distributions	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)	(0.28)
Net asset value at end of period	17.94	17.68	16.41	13.83	16.50	22.21
Total return (%)	3.25[1]	9.25	20.62	(15.20)	(24.97)	5.94
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.19[2]	0.19	0.19	0.19	0.19	0.20[3]
Gross operating expenses	0.27[2]	0.30	0.31	0.31	0.31	0.36
Net investment income	2.25[2]	1.53	1.63	1.37	1.11	0.98
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	3,805	4,119	3,692	3,029	3,563	4,357

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.19% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

e.Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	17.62	16.37	13.79	16.46	22.17	21.21
Income or loss from investment operations:						
Net investment income	0.21	0.26	0.23	0.23	0.20	0.20
Net realized and unrealized gains or losses	0.36	1.21	2.56	(2.71)	(5.71)	1.04
Total income or loss from investment operations	0.57	1.47	2.79	(2.48)	(5.51)	1.24
Less distributions:						
Dividends from net investment income	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)	(0.21)
Distributions from net realized gains	–	–	–	–	–	(0.07)
Total distributions	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)	(0.28)
Net asset value at end of period	17.88	17.62	16.37	13.79	16.46	22.17
Total return (%)	3.21[1]	9.10	20.55	(15.32)	(25.02)	5.84
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.26[2]	0.28	0.28	0.28	0.28	0.29[3]
Gross operating expenses	0.27[2]	0.30	0.31	0.31	0.31	0.36
Net investment income	2.19[2]	1.44	1.54	1.28	1.02	0.88
Portfolio turnover rate	3[1]	3	3	8	4	9
Net assets, end of period ($ x 1,000,000)	237	249	246	220	304	441

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	7,050,716	7,841,207
0.0% U.S. Treasury Obligations	947	947
99.8% Total Investments	7,051,663	7,842,154
7.4% Collateral Invested for Securities on Loan	574,423	574,423
(7.2)% Other Assets and Liabilities, Net		(561,978)
100.0% Total Net Assets		7,854,599

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	0.6	46,891
Banks 7.7%		
❼ Bank of America Corp. 2,999,740	1.7	135,108
■ Fannie Mae 715,743	0.5	38,614
U.S. Bancorp 1,370,545	0.5	38,238
Wachovia Corp. 1,173,320	0.8	60,051
Wells Fargo & Co. 1,254,900	1.0	75,219
Other Securities	3.2	255,348
	7.7	602,578
Capital Goods 9.2%		
3M Co. 571,569	0.6	43,708
▲❶ General Electric Co. 7,838,044	3.6	283,737
■ Tyco International Ltd. 1,489,742	0.6	46,644
United Technologies Corp. 378,665	0.5	38,518
Other Securities	3.9	308,638
	9.2	721,245
Commercial Services & Supplies 0.9%		
Other Securities	0.9	73,513

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 1.2%		
Other Securities	**1.2**	**92,724**
Diversified Financials 7.8%		
American Express Co. 868,087	0.6	45,748
▮ The Charles Schwab Corp. 856,651	0.1	8,866
❹ Citigroup, Inc. 3,864,055	2.3	181,456
JPMorgan Chase & Co. 2,629,773	1.2	93,331
Merrill Lynch & Co., Inc 688,294	0.5	37,120
Morgan Stanley 823,373	0.6	43,326
Other Securities	2.5	201,136
	7.8	**610,983**
Energy 8.5%		
ChevronTexaco Corp. 1,557,321	1.0	80,981
ConocoPhillips 514,909	0.7	53,988
❷ Exxon Mobil Corp. 4,721,923	3.4	269,291
Other Securities	3.4	261,946
	8.5	**666,206**
Food & Staples Retailing 2.8%		
▮▲❽ Wal-Mart Stores, Inc. 2,507,092	1.5	118,184
Other Securities	1.3	102,370
	2.8	**220,554**
Food Beverage & Tobacco 5.0%		
▮ Altria Group, Inc. 1,530,793	1.3	99,486
The Coca-Cola Co. 1,676,447	0.9	72,825
PepsiCo, Inc. 1,240,967	0.9	69,047
Other Securities	1.9	153,073
	5.0	**394,431**
Health Care Equipment & Services 5.0%		
Medtronic, Inc. 895,053	0.6	47,169
UnitedHealth Group, Inc. 474,623	0.6	44,857
Other Securities	3.8	297,112
	5.0	**389,138**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hotels Restaurants & Leisure 1.5%		
Other Securities	**1.5**	**114,721**
Household & Personal Products 2.6%		
The Gillette Co. 733,546	0.5	37,880
▲❿ Procter & Gamble Co. 1,866,731	1.3	101,083
Other Securities	0.8	65,501
	2.6	**204,464**
Insurance 4.1%		
American International Group, Inc. 1,927,413	1.2	98,009
Other Securities	2.9	224,945
	4.1	**322,954**
Materials 3.1%		
Other Securities	**3.1**	**242,082**
Media 3.9%		
• Comcast Corp., Class A 1,637,001	0.7	52,564
• Time Warner, Inc. 3,401,045	0.7	57,171
Viacom, Inc., Class B 1,261,757	0.6	43,682
The Walt Disney Co. 1,515,087	0.5	39,998
Other Securities	1.4	112,305
	3.9	**305,720**
Pharmaceuticals & Biotechnology 8.7%		
Abbott Laboratories 1,153,605	0.7	56,711
• Amgen, Inc. 926,976	0.7	53,959
Bristol-Myers Squibb Co. 1,445,017	0.5	37,571
Eli Lilly & Co. 838,198	0.6	49,009
❺ Johnson & Johnson 2,200,563	1.9	151,025
Merck & Co., Inc. 1,634,020	0.7	55,393
❻ Pfizer, Inc. 5,521,031	1.9	150,006
Wyeth 988,721	0.6	44,433
Other Securities	1.1	88,747
	8.7	**686,854**
Real Estate 0.6%		
Other Securities	**0.6**	**44,971**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retailing 3.8%		
Home Depot, Inc. 1,625,066	0.7	57,479
Other Securities	3.1	240,537
	3.8	**298,016**
Semiconductors & Semiconductor Equipment 3.0%		
❾ Intel Corp. 4,608,177	1.4	108,384
Other Securities	1.6	130,216
	3.0	**238,600**
Software & Services 5.4%		
▲❸ Microsoft Corp. 7,482,586	2.4	189,309
• Oracle Corp. 3,325,153	0.5	38,439
Other Securities	2.5	195,413
	5.4	**423,161**
Technology Hardware & Equipment 6.3%		
• Cisco Systems, Inc. 4,783,466	1.1	82,658
• Dell, Inc. 1,818,384	0.8	63,334
Hewlett-Packard Co. 2,142,791	0.6	43,863
International Business Machines Corp. 1,208,120	1.2	92,276
Qualcomm, Inc. 1,217,843	0.5	42,490
Other Securities	2.1	174,455
	6.3	**499,076**
Telecommunication Services 3.2%		
SBC Communications, Inc. 2,442,820	0.7	58,139
Verizon Communications, Inc. 2,049,861	0.9	73,385
Other Securities	1.6	118,183
	3.2	**249,707**
Transportation 1.6%		
United Parcel Service, Inc., Class B 828,253	0.7	59,063
Other Securities	0.9	70,766
	1.6	**129,829**
Utilities 3.3%		
Other Securities	**3.3**	**262,789**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills		
2.73%-2.76%, 06/16/05		
950	**0.0**	**947**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Collateral Invested for Securities on Loan 7.4% of net assets		
Commercial Paper & Other Corporate Obligations 1.6%		
Bank of America Corp.		
2.80%, 05/02/05	16,073	16,073
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	6,743	6,742
Fortis Bank NY		
2.06%, 06/08/05	8,678	8,676
1.78%, 06/06/05	8,409	8,408
Skandinav Enskilda Bank		
2.94%, 05/17/05	59,617	59,617
Societe Generale		
2.91%, 05/16/05	21,791	21,783
		121,299

Summary of Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investments 5.8%	
Institutional Money Market Trust 429,235,810	429,236

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, TIme Deposit 2.95%, 05/02/05	23,888	23,888
		453,124

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 06/17/05	28	1,622	**8**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $554,924 of securities on loan)	$7,842,154
Collateral invested for securities on loan	574,423
Receivables:	
Fund shares sold	4,083
Interest	6
Dividends	9,898
Investments sold	5,071
Due from brokers for futures	22
Income from securities on loan	73
Prepaid expenses	+ 89
Total assets	**8,435,819**

Liabilities

Collateral invested for securities on loan	574,423
Bank overdraft	817
Payables:	
Fund shares redeemed	5,492
Interest expense	18
Investment adviser and administrator fees	72
Transfer agent and shareholder service fees	86
Accrued expenses	+ 312
Total liabilities	**581,220**

Net Assets

Total assets	8,435,819
Total liabilities	− 581,220
Net assets	**$7,854,599**

Net Assets by Source

Capital received from investors	7,755,373
Net investment income not yet distributed	40,330
Net realized capital losses	(731,603)
Net unrealized capital gains	790,499

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,812,537		213,309		$17.87
Select Shares	$3,805,309		212,146		$17.94
e.Shares	$236,753		13,241		$17.88

Unless stated, all numbers x 1,000.

The fund paid $7,051,663 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$246,683
Sales/maturities	$803,968

The fund's total security transactions (including transactions related to the redemption-in-kind) with other Schwab Funds® during the period were $473,144.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$7,134,258

Net unrealized gains and losses:

Gains	$1,960,557
Losses	+(1,252,661)
	$707,896

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$94,491
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	+ 29,609
	$578,986

As of April 30, 2005, the following reclassifications were made as a result of the redemption-in-kind with other Schwab Funds:

Reclassifications:

Capital received from investors	$232,619
Reclassified as:	
Realized capital losses	($232,619)

See financial notes. 31

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Investment Income

Dividends		$101,280
Interest		68
Lending of securities	+	396
Total investment income		**101,744**

Net Realized Gains and Losses

Net realized gains on investments		165,296
Net realized gains on futures contracts	+	1,216
Net realized gains		**166,512**

Net Unrealized Gains and Losses

Net unrealized gains on investments		29,040
Net unrealized losses on futures contracts	+	(60)
Net unrealized gains		**28,980**

Expenses

Investment adviser and administrator fees		6,057
Transfer agent and shareholder service fees:		
Investor Shares		4,896
Select Shares		2,099
e.Shares		124
Trustees' fees		33
Custodian fees		107
Portfolio accounting fees		559
Professional fees		33
Registration fees		52
Shareholder reports		319
Interest expense		31
Other expenses	+	65
Total expenses		14,375
Expense reduction	–	2,820
Net expenses		**11,555**

Increase in Net Assets from Operations

Total investment income		101,744
Net expenses	–	11,555
Net investment income		**90,189**
Net realized gains		166,512
Net unrealized gains	+	28,980
Increase in net assets from operations		**$285,681**

Unless stated, all numbers x 1,000.

Includes gains of $232,619 from redemption-in-kind by other Schwab Funds®.

Calculated as a percentage of average daily net assets: 0.15% of the first $500 million; 0.09% of the next $4.5 billion; 0.08% of the next $5 billion; and 0.07% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $521 from the investment adviser (CSIM) and $2,299 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $195,492.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$90,189	$115,762
Net realized gains or losses	166,512	(33,884)
Net unrealized gains	+ 28,980	600,470
Increase in net assets from operations	**285,681**	**682,348**

Distributions Paid

Dividends from net investment income

Investor Shares	64,372	46,375
Select Shares	75,732	52,459
e.Shares	+ 4,246	3,356
Total dividends from net investment income	**$144,350**	**$102,190**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	16,399	$299,959	43,461	$748,116
Select Shares	25,742	472,947	48,984	845,969
e.Shares	+ 1,489	27,248	3,507	60,506
Total shares sold	**43,630**	**$800,154**	**95,952**	**$1,654,591**
Shares Reinvested				
Investor Shares	3,214	$58,650	2,680	$44,333
Select Shares	3,694	67,604	2,844	47,146
e.Shares	+ 188	3,430	182	3,018
Total shares reinvested	**7,096**	**$129,684**	**5,706**	**$94,497**
Shares Redeemed				
Investor Shares	(24,880)	($455,722)	(42,120)	($725,021)
Select Shares	(50,273)	(931,039)	(43,789)	(755,806)
e.Shares	+ (2,578)	(47,184)	(4,554)	(78,428)
Total shares redeemed	**(77,731)**	**($1,433,945)**	**(90,463)**	**($1,559,255)**
Net transactions in fund shares	**(27,005)**	**($504,107)**	**11,195**	**$189,833**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	465,701	$8,217,375	454,506	$7,447,384
Total increase or decrease	+ (27,005)	(362,776)	11,195	769,991
End of period	**438,696**	**$7,854,599**	**465,701**	**$8,217,375**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$102,190
Long-term capital gains	$—

For the current period, includes redemption-in-kind by other Schwab Funds® as follows:

Schwab MarketTrack Portfolios:

	Shares	Value
All Equity Portfolio	11,054	$206,923
Growth Portfolio	7,857	$147,092
Balanced Portfolio	4,089	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$111	$238
Select Shares	144	238
e.Shares	+ 6	+ 10
Total	**$261**	**$486**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $40,330 and $94,491 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios
Conservative Portfolio 0.6%

See financial notes. 33

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	32.54	30.25	25.25	29.57	39.95	37.12
Income or loss from investment operations:						
Net investment income	0.31	0.37	0.33	0.31	0.26	0.26
Net realized and unrealized gains or losses	0.87	2.26	4.99	(4.36)	(10.40)	2.83
Total income or loss from investment operations	1.18	2.63	5.32	(4.05)	(10.14)	3.09
Less distributions:						
Dividends from net investment income	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)	(0.26)
Net asset value at end of period	33.24	32.54	30.25	25.25	29.57	39.95
Total return (%)	3.59[1]	8.78	21.34	(13.87)	(25.50)	8.34
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.49	0.46	0.46	0.47[3]
Gross operating expenses	0.50[2]	0.50	0.51	0.52	0.51	0.51
Net investment income	1.77[2]	1.15	1.27	1.04	0.78	0.63
Portfolio turnover rate	5[1]	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	4,220	4,258	3,974	3,223	3,852	5,083

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.46% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	32.56	30.27	25.26	29.58	39.98	37.16
Income or loss from investment operations:						
Net investment income	0.32	0.42	0.37	0.35	0.31	0.29
Net realized and unrealized gains or losses	0.88	2.25	4.99	(4.36)	(10.41)	2.84
Total income or loss from investment operations	1.20	2.67	5.36	(4.01)	(10.10)	3.13
Less distributions:						
Dividends from net investment income	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)	(0.31)
Net asset value at end of period	33.24	32.56	30.27	25.26	29.58	39.98
Total return (%)	3.66[1]	8.90	21.52	(13.77)	(25.40)	8.46
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.35[2]	0.35	0.35	0.35	0.35	0.36[3]
Gross operating expenses	0.35[2]	0.35	0.36	0.37	0.36	0.36
Net investment income	1.92[2]	1.30	1.41	1.15	0.89	0.74
Portfolio turnover rate	5[1]	5	5	9	8	9
Net assets, end of period ($ x 1,000,000)	2,134	2,138	1,996	1,588	1,911	2,159

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8% Common Stock	3,715,874	6,343,631
0.0% U.S. Treasury Obligation	199	199
99.8% Total Investments	3,716,073	6,343,830
13.8% Collateral Invested for Securities on Loan	879,442	879,442
(13.6)% Other Assets and Liabilities, Net		(868,736)
100.0% Total Net Assets		6,354,536

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**35,398**
Banks 7.4%		
❽ Bank of America Corp. 2,018,767	1.4	90,925
Fannie Mae 480,010	0.4	25,897
U.S. Bancorp 932,065	0.4	26,005
Wachovia Corp. 796,843	0.7	40,782
Wells Fargo & Co. 837,567	0.8	50,204
Other Securities	3.7	237,811
	7.4	**471,624**
Capital Goods 7.7%		
3M Co. 388,920	0.5	29,741
▲❶ General Electric Co. 5,236,534	3.0	189,563
United Technologies Corp. 253,741	0.4	25,811
Other Securities	3.8	245,405
	7.7	**490,520**
Commercial Services & Supplies 1.2%		
Other Securities	**1.2**	**79,333**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)

Consumer Durables & Apparel 1.6%

Other Securities	**1.6**	**99,996**

Diversified Financials 7.1%

American Express Co. 629,888	0.5	33,195
▮ The Charles Schwab Corp. 684,290	0.1	7,082
❹ Citigroup, Inc. 2,566,700	1.9	120,532
JPMorgan Chase & Co. 1,767,831	1.0	62,740
Morgan Stanley 544,723	0.5	28,663
Other Securities	3.1	196,072
	7.1	**448,284**

Energy 8.1%

ChevronTexaco Corp. 1,056,404	0.9	54,933
ConocoPhillips 340,941	0.6	35,748
❷ Exxon Mobil Corp. 3,243,577	2.9	184,981
Other Securities	3.7	239,313
	8.1	**514,975**

Food & Staples Retailing 2.8%

■▲❼ Wal-Mart Stores, Inc. 2,118,992	1.6	99,889
Other Securities	1.2	75,203
	2.8	**175,092**

Food Beverage & Tobacco 5.1%

Altria Group, Inc. 1,018,286	1.0	66,178
The Coca-Cola Co. 1,212,703	0.8	52,680
■ PepsiCo, Inc. 840,708	0.7	46,777
Other Securities	2.6	161,336
	5.1	**326,971**

Health Care Equipment & Services 5.0%

■ Medtronic, Inc. 600,208	0.5	31,631
UnitedHealth Group, Inc. 329,884	0.5	31,177
Other Securities	4.0	257,036
	5.0	**319,844**

Hotels Restaurants & Leisure 1.8%

Other Securities	**1.8**	**117,826**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)

Household & Personal Products 2.3%

The Gillette Co. 497,368	0.4	25,684
■▲❿ Procter & Gamble Co. 1,261,677	1.1	68,320
Other Securities	0.8	53,024
	2.3	**147,028**

Insurance 5.0%

■ American International Group, Inc. 1,293,039	1.0	65,751
■• Berkshire Hathaway, Inc., Class A 766	1.0	64,612
Other Securities	3.0	186,886
	5.0	**317,249**

Materials 3.2%

Other Securities	**3.2**	**202,057**

Media 4.5%

• Comcast Corp., Class A 1,116,839	0.6	35,862
• Time Warner, Inc. 2,182,803	0.6	36,693
Viacom, Inc., Class B 863,011	0.5	29,877
■ The Walt Disney Co. 1,017,789	0.4	26,870
Other Securities	2.4	156,316
	4.5	**285,618**

Pharmaceuticals & Biotechnology 8.3%

Abbott Laboratories 775,607	0.6	38,129
• Amgen, Inc. 627,877	0.6	36,549
Eli Lilly & Co. 561,093	0.5	32,807
• Genentech, Inc. 521,413	0.6	36,989
❻ Johnson & Johnson 1,472,005	1.6	101,024
Merck & Co., Inc. 1,100,350	0.6	37,302
❺ Pfizer, Inc. 3,747,619	1.6	101,823
Wyeth 661,966	0.5	29,749
Other Securities	1.7	113,058
	8.3	**527,430**

Real Estate 1.7%

Other Securities	**1.7**	**107,295**

See financial notes.

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Retailing 4.1%		
Home Depot, Inc. 1,103,186	0.6	39,020
Other Securities	3.5	220,455
	4.1	**259,475**
Semiconductors & Semiconductor Equipment 2.7%		
■9 Intel Corp. 3,183,893	1.2	74,885
Other Securities	1.5	98,544
	2.7	**173,429**
Software & Services 5.8%		
■• Google, Inc., Class A 135,818	0.5	29,880
▲3 Microsoft Corp. 5,391,907	2.2	136,415
• Oracle Corp. 2,566,349	0.5	29,667
Other Securities	2.6	169,937
	5.8	**365,899**
Technology Hardware & Equipment 5.9%		
• Cisco Systems, Inc. 3,353,418	0.9	57,947
• Dell, Inc. 1,252,123	0.7	43,611
■ Hewlett-Packard Co. 1,514,972	0.5	31,012
International Business Machines Corp. 853,837	1.0	65,216
Qualcomm, Inc. 807,883	0.5	28,187
Other Securities	2.3	150,235
	5.9	**376,208**
Telecommunication Services 2.9%		
SBC Communications, Inc. 1,642,577	0.6	39,093
Verizon Communications, Inc. 1,374,051	0.8	49,191
Other Securities	1.5	95,712
	2.9	**183,996**
Transportation 1.6%		
United Parcel Service, Inc., Class B 558,944	0.6	39,858
Other Securities	1.0	60,765
	1.6	**100,623**
Utilities 3.4%		
Other Securities	**3.4**	**217,461**

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05 200	**0.0**	**199**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
Collateral Invested for Securities on Loan 13.8% of net assets		
Commercial Paper & Other Corporate Obligations 3.8%		
Bank of America Corp. 2.80%, 05/02/05	41,040	41,040
Canadian Imperial Bank of Commerce/New York 1.72%, 05/25/05	63,250	63,237
Fortis Bank NY 2.06%, 06/08/05	28,737	28,732
1.78%, 06/06/05	28,549	28,546
Skandinav Enskilda Bank 2.94%, 05/17/05	69,821	69,821
Societe Generale 2.91%, 05/16/05	15,291	15,286
		246,662

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investments 10.0%	
Institutional Money Market Trust 594,753,185	594,753

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, TIme Deposit 2.95%, 05/02/05	38,027	38,027
		632,780

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 06/17/05	50	2,896	**8**

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $852,993 of securities on loan)	$6,343,830
Collateral invested for securities on loan	879,442
Receivables:	
Fund shares sold	3,034
Interest	1
Dividends	7,116
Investments sold	8,364
Due from brokers for futures	8
Income from securities on loan	102
Prepaid expenses	+ 93
Total assets	**7,241,990**

Liabilities

Collateral invested for securities on loan	879,442
Bank overdraft	3,936
Payables:	
Fund shares redeemed	3,572
Interest expense	21
Investment adviser and administrator fees	115
Transfer agent and shareholder service fees	103
Accrued expenses	+ 265
Total liabilities	**887,454**

Net Assets

Total assets	7,241,990
Total liabilities	– 887,454
Net assets	**$6,354,536**

Net Assets by Source

Capital received from investors	4,251,409
Net investment income not yet distributed	25,594
Net realized capital losses	(550,232)
Net unrealized capital gains	2,627,765

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,220,082		126,972		$33.24
Select Shares	$2,134,454		64,215		$33.24

Unless stated, all numbers x 1,000.

The fund paid $3,716,073 for these securities.

Includes securities valued at fair value worth $0 or 0.0% of the funds total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$344,993
Sales/maturities	$551,984

The fund's total security transactions with other Schwab Funds® during the period were $132,041.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$3,722,039
Net unrealized gains and losses:	
Gains	$2,965,325
Losses	+ (343,534)
	$2,621,791
As of October 31, 2004:	
Net undistributed earnings:	
Ordinary income	$61,505
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2005	$2,606
2006	650
2007	11,853
2009	97,811
2010	250,410
2011	164,037
2012	+ 12,131
	$539,498

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$74,024
Interest	17
Lending of securities	+ 527
Total investment income	**74,568**

Net of $7 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million; 0.22% of the next $4.5 billion; 0.20% of the next $5 billion; and 0.18% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that.

Net Realized Gains and Losses

Net realized gains on investments	8,645
Net realized gains on futures contracts	+ 330
Net realized gains	**8,975**

Net Unrealized Gains and Losses

Net unrealized gains on investments	167,325
Net unrealized losses on futures contracts	+ (79)
Net unrealized gains	**167,246**

Expenses

Investment adviser and administrator fees	7,347
Transfer agent and shareholder service fees:	
Investor Shares	5,448
Select Shares	1,094
Trustees' fees	23
Custodian fees	102
Portfolio accounting fees	434
Professional fees	22
Registration fees	31
Shareholder reports	269
Interest expense	30
Other expenses	+ 47
Total expenses	14,847

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual operating expenses (excluding interest, taxes and certain non-routine expenses) through February 27, 2006, will not exceed the fund's average daily net assets as follows:

Increase in Net Assets from Operations

Total investment income	74,568
Net expenses	− 14,847
Net investment income	**59,721**
Net realized gains	8,975
Net unrealized gains	+ 167,246
Increase in net assets from operations	**$235,942**

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $176,221.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$59,721	$76,032
Net realized gains or losses	8,975	(10,801)
Net unrealized gains	+ 167,246	458,477
Increase in net assets from operations	**235,942**	**523,708**

Distributions Paid

Dividends from net investment income

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	61,678	45,314
Select Shares	+ 33,954	25,058
Total dividends from net investment income	**$95,632**	**$70,372**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$70,372
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,788	$230,273	19,479	$619,405
Select Shares	+ 4,522	153,348	9,808	311,874
Total shares sold	**11,310**	**$383,621**	**29,287**	**$931,279**
Shares Reinvested				
Investor Shares	1,674	$56,670	1,365	$41,809
Select Shares	+ 840	28,418	698	21,363
Total shares reinvested	**2,514**	**$85,088**	**2,063**	**$63,172**
Shares Redeemed				
Investor Shares	(12,345)	($419,057)	(21,346)	($679,008)
Select Shares	+ (6,794)	(230,677)	(10,792)	(343,161)
Total shares redeemed	**(19,139)**	**($649,734)**	**(32,138)**	**($1,022,169)**
Net transactions in fund shares	**(5,315)**	**($181,025)**	**(788)**	**($27,718)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:

Investor Shares	$93
Select Shares	+ 36
Total	**$129**

Prior period:

Investor Shares	$218
Select Shares	+ 83
Total	**$301**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	196,502	$6,395,251	197,290	$5,969,633
Total increase or decrease	+ (5,315)	(40,715)	(788)	425,618
End of period	**191,187**	**$6,354,536**	**196,502**	**$6,395,251**

Includes distributable net investment income in the amount of $25,594 and $61,505 at the end of the current period and prior period, respectively.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.92	18.22	13.27	15.98	21.06	17.41
Income or loss from investment operations:						
Net investment income	0.04	0.13	0.11	0.13	0.07	0.07
Net realized and unrealized gains or losses	0.09	1.68	4.98	(2.17)	(2.76)	3.62
Total income or loss from investment operations	0.13	1.81	5.09	(2.04)	(2.69)	3.69
Less distributions:						
Dividends from net investment income	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)	(0.04)
Distributions from net realized gains	–	–	–	(0.58)	(2.31)	–
Total distributions	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)	(0.04)
Net asset value at end of period	19.92	19.92	18.22	13.27	15.98	21.06
Total return (%)	0.59[1]	9.98	38.72	(13.66)	(13.66)	21.22
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.58[2]	0.59	0.56	0.49	0.49	0.50[3]
Gross operating expenses	0.58[2]	0.59	0.60	0.60	0.61	0.66
Net investment income	0.32[2]	0.66	0.74	0.77	0.49	0.44
Portfolio turnover rate	38[1]	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	808	869	886	722	804	803

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.96	18.25	13.28	16.00	21.09	17.44
Income or loss from investment operations:						
Net investment income	0.05	0.17	0.14	0.14	0.11	0.11
Net realized and unrealized gains or losses	0.09	1.68	4.99	(2.18)	(2.78)	3.61
Total income or loss from investment operations	0.14	1.85	5.13	(2.04)	(2.67)	3.72
Less distributions:						
Dividends from net investment income	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)	(0.07)
Distributions from net realized gains	–	–	–	(0.58)	(2.31)	–
Total distributions	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)	(0.07)
Net asset value at end of period	19.94	19.96	18.25	13.28	16.00	21.09
Total return (%)	0.65[1]	10.16	39.02	(13.62)	(13.56)	21.37
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.42[2]	0.42	0.41	0.38	0.38	0.39[3]
Gross operating expenses	0.43[2]	0.44	0.45	0.45	0.46	0.51
Net investment income	0.48[2]	0.82	0.89	0.88	0.60	0.55
Portfolio turnover rate	38[1]	39	34	44	49	54
Net assets, end of period ($ x 1,000,000)	737	761	759	638	727	757

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.38% if certain non-routine expenses (proxy fees) had not been included.

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.7% Common Stock	1,348,798	1,541,440
0.2% Short-Term Investment	3,343	3,343
99.9% Total Investments	1,352,141	1,544,783
10.2% Collateral Invested for Securities on Loan	156,507	156,507
(10.1)% Other Assets and Liabilities, Net		(155,655)
100.0% Total Net Assets		1,545,635

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.7% of net assets		
Automobiles & Components 0.9%		
Other Securities	**0.9**	**13,937**
Banks 9.0%		
❽ Downey Financial Corp. 46,321	0.2	2,998
■• Silicon Valley Bancshares 59,036	0.2	2,798
Westamerica Bancorp. 52,530	0.2	2,623
Other Securities	8.4	130,371
	9.0	**138,790**
Capital Goods 8.0%		
GATX Corp. 81,695	0.2	2,673
Kennametal, Inc. 60,398	0.2	2,736
■•❿ USG Corp. 71,243	0.2	2,991
York International Corp. 68,604	0.2	2,684
Other Securities	7.2	113,198
	8.0	**124,282**
Commercial Services & Supplies 4.0%		
• Waste Connections, Inc. 80,889	0.2	2,849
Other Securities	3.8	58,680
	4.0	**61,529**
Consumer Durables & Apparel 3.5%		
Other Securities	**3.5**	**53,496**
Diversified Financials 1.6%		
Other Securities	**1.6**	**25,117**
Energy 5.9%		
OMI Corp. 150,999	0.2	2,747
❹ Vintage Petroleum, Inc. 108,000	0.2	3,120
Other Securities	5.5	84,747
	5.9	**90,614**
Food & Staples Retailing 0.9%		
• NeighborCare, Inc. 96,700	0.2	2,777
Other Securities	0.7	11,019
	0.9	**13,796**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Food Beverage & Tobacco 1.3%		
Other Securities	**1.3**	**19,829**
Health Care Equipment & Services 8.1%		
•❶ Accredo Health, Inc. 80,954	0.2	3,667
■•❷ Cerner Corp. 58,675	0.2	3,407
• LifePoint Hospitals, Inc. 63,211	0.2	2,810
• Pediatrix Medical Group, Inc. 39,726	0.2	2,705
• Sierra Health Services, Inc. 43,728	0.2	2,829
• Steris Corp. 112,792	0.2	2,671
•❸ VCA Antech, Inc. 135,670	0.2	3,158
Other Securities	6.7	103,549
	8.1	**124,796**
Hotels Restaurants & Leisure 3.3%		
• Gaylord Entertainment Co. 65,434	0.2	2,617
Other Securities	3.1	48,362
	3.3	**50,979**
Household & Personal Products 0.8%		
Other Securities	**0.8**	**13,063**
Insurance 3.3%		
• Philadelphia Consolidated Holding Co. 36,819	0.2	2,761
Other Securities	3.1	48,371
	3.3	**51,132**
Materials 5.4%		
Albemarle Corp. 76,019	0.2	2,783
Aptargroup, Inc. 60,297	0.2	2,908
■ Crompton Corp. 189,808	0.2	2,667
• FMC Corp. 58,253	0.2	2,854
Great Lakes Chemical Corp. 84,121	0.2	2,611
Other Securities	4.4	69,703
	5.4	**83,526**
Media 3.0%		
• Entercom Communications Corp. 81,209	0.2	2,617

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
The Reader's Digest Association, Inc., Class A 164,071	0.2	2,789
•❻ Valassis Communications, Inc. 85,762	0.2	3,023
Other Securities	2.4	37,653
	3.0	**46,082**
Pharmaceuticals & Biotechnology 4.2%		
• Kos Pharmaceuticals, Inc. 61,130	0.2	2,945
• Protein Design Labs, Inc. 155,921	0.2	2,788
• Techne Corp. 68,072	0.2	2,844
Other Securities	3.6	57,097
	4.2	**65,674**
Real Estate 7.2%		
American Financial Realty Trust 182,692	0.2	2,801
Essex Property Trust, Inc. 37,995	0.2	2,886
■ Health Care Real Estate Investment Trust, Inc. 77,307	0.2	2,590
Healthcare Realty Trust, Inc. 69,452	0.2	2,681
Other Securities	6.4	100,752
	7.2	**111,710**
Retailing 5.8%		
• Aeropostale, Inc. 92,391	0.2	2,580
• AnnTaylor Stores Corp. 111,846	0.2	2,739
■❺ Bebe Stores 94,894	0.2	3,067
■ Blockbuster, Inc., Class A 299,923	0.2	2,969
Other Securities	5.0	78,685
	5.8	**90,040**
Semiconductors & Semiconductor Equipment 3.6%		
■• Cree, Inc. 121,396	0.2	2,937
Other Securities	3.4	52,203
	3.6	**55,140**
Software & Services 8.0%		
• The BISYS Group, Inc. 198,933	0.2	2,809

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
•⑨ CACI International, Inc., Class A 48,231	0.2	2,996
• SRA International, Inc., Class A 42,730	0.2	2,792
•⑦ Sybase, Inc. 158,962	0.2	3,009
■• Take-Two Interactive Software, Inc. 111,542	0.2	2,625
Other Securities	7.0	108,783
	8.0	123,014
Technology Hardware & Equipment 5.3%		
Adtran, Inc. 131,924	0.2	2,735
Other Securities	5.1	79,578
	5.3	82,313
Telecommunication Services 1.2%		
Other Securities	1.2	18,122
Transportation 2.4%		
■• AMR Corp. 266,155	0.2	2,787
Other Securities	2.2	34,420
	2.4	37,207
Utilities 3.0%		
Nicor, Inc. 72,983	0.2	2,698
■ Piedmont Natural Gas Co. 125,183	0.2	2,873
PNM Resources, Inc. 100,043	0.2	2,766
Other Securities	2.4	38,915
	3.0	47,252

Security Rate, Maturity Date Face Amount ($ x 1,000)	% of Net Assets	Value ($ x 1,000)
Short-Term Investment 0.2% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05 3,343	0.2	3,343

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 10.2% of net assets

Short-Term Investment 10.2%

Securities Lending Investments Fund 156,507,365		156,507

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $144,683 of securities on loan)	$1,544,783
Collateral invested for securities on loan	156,507
Receivables:	
Fund shares sold	619
Dividends	950
Income from securities on loan	138
Prepaid expenses	+ 28
Total assets	**1,703,025**

Liabilities

Collateral invested for securities on loan	156,507
Payables:	
Fund shares redeemed	679
Interest expense	1
Investment adviser and administrator fees	37
Transfer agent and shareholder service fees	21
Accrued expenses	+ 145
Total liabilities	**157,390**

Net Assets

Total assets	1,703,025
Total liabilities	− 157,390
Net assets	**$1,545,635**

Net Assets by Source

Capital received from investors	1,362,796
Net investment income not yet distributed	949
Net realized capital losses	(10,752)
Net unrealized capital gains	192,642

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$808,166		40,580		$19.92
Select Shares	$737,469		36,979		$19.94

Unless stated, all numbers x 1,000.

The fund paid $1,352,141 for these securities.

Includes securities valued at fair value worth $0 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$642,324
Sales/maturities	$741,742

The fund's total security transactions with other Schwab Funds® during the period were $127,782.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,353,329
Net unrealized gains and losses:	
Gains	$327,436
Losses	+ (135,982)
	$191,454

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$9,047
Long-term capital gains	$—
Capital losses utilized	$214,814

Unused capital losses:

Expires 10/31 of:	Loss amount
2011	**$69,356**

 See financial notes.

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$7,105
Interest	15
Lending of securities	+ 494
Total investment income	**7,614**

Net of $2 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	61,469
Net realized losses on futures contracts	+ (170)
Net realized gains	**61,299**

Net Unrealized Gains and Losses

Net unrealized losses on investments	(48,150)
Net unrealized losses on futures contracts	+ (35)
Net unrealized losses	**(48,185)**

Expenses

Investment adviser and administrator fees	2,473
Transfer agent and shareholder service fees:	
Investor Shares	1,112
Select Shares	395
Trustees' fees	9
Custodian fees	91
Portfolio accounting fees	117
Professional fees	20
Registration fees	15
Shareholder reports	64
Interest expense	6
Other expenses	+ 16
Total expenses	4,318
Expense reduction	– 57
Net expenses	**4,261**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by the investment adviser (CSIM) and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	7,614
Net expenses	– 4,261
Net investment income	**3,353**
Net realized gains	61,299
Net unrealized losses	+ (48,185)
Increase in net assets from operations	**$16,467**

These add up to a net gain on investments of $13,114.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$3,353	$12,316
Net realized gains	61,299	215,610
Net unrealized losses	+ (48,185)	(67,250)
Increase in net assets from operations	**16,467**	**160,676**

Distributions Paid

Dividends from net investment income

Investor Shares	5,474	5,423
Select Shares	+ 5,977	5,623
Total dividends from net investment income	**$11,451**	**$11,046**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$11,046
Long-term capital gains	$—

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	2,694	$57,236	5,935	$114,857
Select Shares	+ 2,613	55,679	6,358	121,773
Total shares sold	**5,307**	**$112,915**	**12,293**	**$236,630**
Shares Reinvested				
Investor Shares	237	$5,085	270	$5,073
Select Shares	+ 256	5,502	278	5,234
Total shares reinvested	**493**	**$10,587**	**548**	**$10,307**
Shares Redeemed				
Investor Shares	(5,980)	($127,096)	(11,208)	($215,266)
Select Shares	+ (4,011)	(85,513)	(10,118)	(196,867)
Total shares redeemed	**(9,991)**	**($212,609)**	**(21,326)**	**($412,133)**
Net transactions in fund shares	**(4,191)**	**($89,107)**	**(8,485)**	**($165,196)**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$28	$68
Select Shares	+ 46	+ 33
Total	**$74**	**$101**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	81,750	$1,629,726	90,235	$1,645,292
Total decrease	+ (4,191)	(84,091)	(8,485)	(15,566)
End of period	**77,559**	**$1,545,635**	**81,750**	**$1,629,726**

Includes distributable net investment income in the amount of $949 and $9,047 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios

All Equity Portfolio	7.2%
Growth Portfolio	8.1%
Balanced Portfolio	4.9%
Conservative Portfolio	1.8%

Schwab Annuity Portfolios

Growth Portfolio II	0.5%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.04	17.48	14.35	16.62	22.49	20.87
Income or loss from investment operations:						
Net investment income	0.16	0.19	0.16	0.16	0.15	0.16
Net realized and unrealized gains or losses	0.51	1.53	3.14	(2.27)	(5.87)	1.56
Total income or loss from investment operations	0.67	1.72	3.30	(2.11)	(5.72)	1.72
Less distributions:						
Dividends from net investment income	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)	(0.10)
Net asset value at end of period	19.46	19.04	17.48	14.35	16.62	22.49
Total return (%)	3.49[1]	9.93	23.24	(12.86)	(25.55)	8.23
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.54[2]	0.56	0.53	0.40	0.40	0.41[3]
Gross operating expenses	0.54[2]	0.56	0.59	0.62	0.65	0.67
Net investment income	1.61[2]	1.07	1.18	1.11	0.94	0.76
Portfolio turnover rate	1[1]	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	603	592	469	263	224	218

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

Financial Highlights

Select Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	19.09	17.52	14.37	16.65	22.52	20.89
Income or loss from investment operations:						
Net investment income	0.18	0.22	0.20	0.19	0.18	0.17
Net realized and unrealized gains or losses	0.51	1.54	3.14	(2.29)	(5.87)	1.56
Total income or loss from investment operations	0.69	1.76	3.34	(2.10)	(5.69)	1.73
Less distributions:						
Dividends from net investment income	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)	(0.10)
Net asset value at end of period	19.50	19.09	17.52	14.37	16.65	22.52
Total return (%)	3.57[1]	10.10	23.50	(12.81)	(25.40)	8.30
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.39[2]	0.39	0.36	0.27	0.27	0.28[3]
Gross operating expenses	0.39[2]	0.41	0.44	0.47	0.50	0.52
Net investment income	1.76[2]	1.23	1.35	1.24	1.07	0.89
Portfolio turnover rate	1[1]	2	3	2	2	2
Net assets, end of period ($ x 1,000,000)	562	548	429	264	257	262

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.27% if certain non-routine expenses (proxy fees) had not been included..

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

- ➊ Top ten holding
- • Non-income producing security
- ▲ All or a portion of this security is held as collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ■ All or a portion of this security is on loan

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	1,077,652	1,163,041
0.1%	Short-Term Investment	690	690
0.0%	U.S. Treasury Obligation	90	90
0.0%	Preferred Stock	68	74
0.0%	Warrants	387	6
0.0%	Rights	137	4
99.9%	**Total Investments**	**1,079,024**	**1,163,905**
7.3%	Collateral Invested for Securities on Loan	85,555	85,555
(7.2)%	Other Assets and Liabilities, Net		(84,258)
100.0%	**Total Net Assets**		**1,165,202**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**7,160**
Banks 7.7%		
➑ Bank of America Corp. 338,518	1.3	15,247
■ Fannie Mae 81,400	0.4	4,392
U.S. Bancorp 158,531	0.4	4,423
Wachovia Corp. 133,649	0.6	6,840
Wells Fargo & Co. 140,077	0.7	8,396
Other Securities	4.3	50,604
	7.7	**89,902**
Capital Goods 7.7%		
3M Co. 65,000	0.4	4,971
▲➊ General Electric Co. 874,566	2.7	31,659
United Technologies Corp 42,034	0.4	4,276
Other Securities	4.2	49,094
	7.7	**90,000**
Commercial Services & Supplies 1.7%		
Other Securities	**1.7**	**19,464**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 1.9%		
Other Securities	**1.9**	**22,162**
Diversified Financials 6.6%		
American Express Co. 105,150	0.5	5,541
▮ The Charles Schwab Corp. 111,120	0.0	1,150
▲ ❹ Citigroup, Inc. 427,436	1.7	20,072
JPMorgan Chase & Co. 295,944	0.9	10,503
Merrill Lynch & Co., Inc. 79,800	0.4	4,304
Morgan Stanley 90,300	0.4	4,752
Other Securities	2.7	30,282
	6.6	**76,604**
Energy 7.9%		
ChevronTexaco Corp. 179,634	0.8	9,341
ConocoPhillips 56,098	0.5	5,882
▲ ❷ Exxon Mobil Corp. 537,816	2.6	30,672
Other Securities	4.0	45,686
	7.9	**91,581**
Food & Staples Retailing 2.6%		
■▲ ❼ Wal-Mart Stores, Inc. 350,100	1.4	16,504
Other Securities	1.2	13,711
	2.6	**30,215**
Food Beverage & Tobacco 4.7%		
Altria Group, Inc. 168,800	1.0	10,970
The Coca-Cola Co. 202,200	0.8	8,784
PepsiCo, Inc. 140,800	0.7	7,834
Other Securities	2.2	27,481
	4.7	**55,069**
Health Care Equipment & Services 5.7%		
Medtronic, Inc. 100,974	0.5	5,321
UnitedHealth Group, Inc. 66,300	0.6	6,266
Other Securities	4.6	55,208
	5.7	**66,795**
Hotels Restaurants & Leisure 1.9%		
Other Securities	**1.9**	**21,680**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Household & Personal Products 2.2%		
▲ ❿ Procter & Gamble Co. 213,400	1.0	11,556
Other Securities	1.2	14,238
	2.2	**25,794**
Insurance 4.7%		
American International Group, Inc. 216,222	1.0	10,995
• Berkshire Hathaway, Inc., Class A 119	0.9	10,038
Other Securities	2.8	34,041
	4.7	**55,074**
Materials 3.4%		
Other Securities	**3.4**	**39,505**
Media 4.3%		
• Comcast Corp., Class A 148,336	0.4	4,763
• Time Warner, Inc. 367,052	0.5	6,170
Viacom, Inc., Class B 144,012	0.4	4,986
The Walt Disney Co. 169,650	0.4	4,479
Other Securities	2.6	29,139
	4.3	**49,537**
Pharmaceuticals & Biotechnology 7.6%		
Abbott Laboratories 128,205	0.6	6,303
• Amgen, Inc. 107,168	0.5	6,238
Eli Lilly & Co. 92,400	0.5	5,403
■• Genentech, Inc. 73,300	0.5	5,200
❻ Johnson & Johnson 246,370	1.5	16,908
Merck & Co., Inc. 183,552	0.5	6,222
❺ Pfizer, Inc. 631,552	1.5	17,159
Wyeth 109,400	0.4	4,916
Other Securities	1.6	20,731
	7.6	**89,080**
Real Estate 2.1%		
Other Securities	**2.1**	**24,997**
Retailing 4.2%		
Home Depot, Inc. 187,000	0.6	6,614
Other Securities	3.6	41,940
	4.2	**48,554**

 See financial notes.

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Semiconductors & Semiconductor Equipment 2.7%		
❾ Intel Corp. 533,832	1.1	12,556
Other Securities	1.6	18,652
	2.7	**31,208**
Software & Services 5.9%		
• Google, Inc., Class A 22,500	0.4	4,950
▲❸ Microsoft Corp. 896,760	2.0	22,688
• Oracle Corp. 429,500	0.4	4,965
Other Securities	3.1	36,504
	5.9	**69,107**
Technology Hardware & Equipment 5.9%		
• Cisco Systems, Inc. 563,969	0.9	9,745
• Dell, Inc. 209,300	0.6	7,290
Hewlett-Packard Co. 252,916	0.5	5,177
International Business Machines Corp. 142,350	1.0	10,873
Qualcomm, Inc. 135,100	0.4	4,714
Other Securities	2.5	31,298
	5.9	**69,097**
Telecommunication Services 2.8%		
SBC Communications, Inc. 281,016	0.6	6,688
Verizon Communications, Inc. 232,468	0.7	8,322
Other Securities	1.5	17,592
	2.8	**32,602**
Transportation 1.7%		
United Parcel Service, Inc., Class B 91,480	0.6	6,523
Other Securities	1.1	12,651
	1.7	**19,174**
Utilities 3.3%		
Other Securities	**3.3**	**38,680**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Preferred Stock 0.0% of net assets		
Real Estate 0.0%		
Other Securities	**0.0**	**74**
Warrants 0.0% of net assets		
Other Securities	**0.0**	**6**
Rights 0.0% of net assets		
Other Securities	**0.0**	**4**
Short-Term Investment 0.1% of net assets		
Provident Institutional TempFund 690,290	**0.1**	**690**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 2.73%, 06/16/05 90	**0.0**	**90**

End of investments.

Summary of Portfolio Holdings continued

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 7.3% of net assets		
Commercial Paper & Other Corporate Obligations 2.0%		
Bank of America Corp.		
2.80%, 05/02/05	2,503	2,503
Canadian Imperial Bank of Commerce/New York		
1.72%, 05/25/05	425	425
Fortis Bank NY		
1.78%, 06/06/05	2,173	2,172
2.06%, 06/08/05	4,628	4,627
Skandinav Enskilda Bank		
2.94%, 05/17/05	11,656	11,656
Societe Generale		
2.91%, 05/16/05	2,872	2,871
		24,254

Security and Number of Shares	Value ($ x 1,000)
Short-Term Investments 5.3%	
Institutional Money Market Trust 57,898,142	57,898

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
KBC Bank, Time Deposit		
2.95%, 05/02/05	3,403	3,403
		61,301

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 4/30/05. All numbers x $1,000 except number of contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index, e-mini Long Expires 06/17/05	25	1,448	**(42)**

Statement of
Assets and Liabilities

As of April 30, 2005, unaudited. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $82,946 of securities on loan)	$1,163,905
Collateral invested for securities on loan	85,555
Receivables:	
Fund shares sold	520
Interest	3
Dividends	1,263
Investments sold	227
Due from brokers for futures	19
Income from securities on loan	22
Prepaid expenses	+ 44
Total assets	**1,251,558**

The fund paid $1,079,024 for these securities.

Includes securities valued at fair value worth $18 or 0.0% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$20,080
Sales/maturities	$14,332

The fund's total security transactions with other Schwab Funds® during the period were $652.

Liabilities

Collateral invested for securities on loan	85,555
Payables:	
Fund shares redeemed	663
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	16
Accrued expenses	+ 98
Total liabilities	**86,356**

Net Assets

Total assets	1,251,558
Total liabilities	− 86,356
Net assets	**$1,165,202**

These derive from investments and futures.

Net Assets by Source

Capital received from investors	1,096,387
Net investment income not yet distributed	4,312
Net realized capital losses	(20,336)
Net unrealized capital gains	84,839

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$602,850	30,979	$19.46
Select Shares	$562,352	28,838	$19.50

Federal Tax Data

Portfolio cost	$1,080,658
Net unrealized gains and losses:	
Gains	$265,757
Losses	+ (182,510)
	$83,247

As of October 31, 2004:

Net undistributed earnings:	
Ordinary income	$10,037
Long-term capital gains	$−

Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,485
2011	3,975
2012	+ 874
	$21,765

See financial notes. 57

Statement of
Operations

For November 1, 2003 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$12,644
Interest	42
Lending of securities	+ 112
Total investment income	**12,798**

Net Realized Gains and Losses

Net realized gains on investments	1,458
Net realized gains on futures contracts	+ 499
Net realized gains	**1,957**

Net Unrealized Gains and Losses

Net unrealized gains on investments	28,514
Net unrealized losses on futures contracts	+ (121)
Net unrealized gains	**28,393**

Expenses

Investment adviser and administrator fees	1,507
Transfer agent and shareholder service fees:	
Investor Shares	772
Select Shares	286
Trustees' fees	7
Custodian fees	48
Portfolio accounting fees	85
Professional fees	19
Registration fees	23
Shareholder reports	45
Other expenses	+ 19
Total expenses	2,811
Expense reduction	− 14
Net expenses	**2,797**

Increase in Net Assets from Operations

Total investment income	12,798
Net expenses	− 2,797
Net investment income	**10,001**
Net realized gains	1,957
Net unrealized gains	+ 28,393
Increase in net assets from operations	**$40,351**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $30,350.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers x 1,000.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$10,001	$12,208
Net realized gains	1,957	286
Net unrealized gains	+ 28,393	83,701
Increase in net assets from operations	**40,351**	**96,195**

Distributions Paid

Dividends from net investment income

	11/1/04–4/30/05	11/1/03–10/31/04
Investor Shares	7,956	4,522
Select Shares	+ 7,770	4,835
Total dividends from net investment income	**$15,726**	**$9,357**

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$9,357
Long-term capital gains	$–

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,117	$62,131	9,767	$180,735
Select Shares	+ 3,008	60,109	8,998	165,692
Total shares sold	**6,125**	**$122,240**	**18,765**	**$346,427**
Shares Reinvested				
Investor Shares	362	$7,203	237	$4,213
Select Shares	+ 328	6,531	222	3,957
Total shares reinvested	**690**	**$13,734**	**459**	**$8,170**
Shares Redeemed				
Investor Shares	(3,608)	($71,932)	(5,759)	($106,552)
Select Shares	+ (3,211)	(64,145)	(5,002)	(92,791)
Total shares redeemed	**(6,819)**	**($136,077)**	**(10,761)**	**($199,343)**
Net transactions in fund shares	**(4)**	**($103)**	**8,463**	**$155,254**

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:

Investor Shares	$25
Select Shares	+ 23
Total	**$48**

Prior period:

Investor Shares	$70
Select Shares	+ 59
Total	**$129**

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	59,821	$1,140,680	51,358	$898,588
Total increase or decrease	+ (4)	24,522	8,463	242,092
End of period	**59,817**	**$1,165,202**	**59,821**	**$1,140,680**

Includes distributable net investment income in the amount of $4,312 and $10,037 at the end of the current period and prior period, respectively.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–4/30/05*	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.82	12.74	10.47	12.22	17.13	17.93
Income or loss from investment operations:						
Net investment income	0.17	0.26	0.23	0.21	0.15	0.20
Net realized and unrealized gains or losses	1.02	2.05	2.25	(1.82)	(4.81)	(0.85)
Total income or loss from investment operations	1.19	2.31	2.48	(1.61)	(4.66)	(0.65)
Less distributions:						
Dividends from net investment income	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)	(0.15)
Net asset value at end of period	15.73	14.82	12.74	10.47	12.22	17.13
Total return (%)	8.09[1]	18.40	24.24	(13.34)	(27.58)	(3.69)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.69[2]	0.69	0.65	0.58	0.58	0.59[3]
Gross operating expenses	0.72[2]	0.73	0.74	0.76	0.75	0.82
Net investment income	2.17[2]	1.78	2.01	1.70	1.14	1.60
Portfolio turnover rate	9[1]	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	588	550	494	443	519	637

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.58% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	11/1/04– 4/30/05*	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00
Per-Share Data ($)						
Net asset value at beginning of period	14.83	12.75	10.47	12.23	17.14	17.96
Income or loss from investment operations:						
Net investment income	0.19	0.28	0.25	0.21	0.16	0.27
Net realized and unrealized gains or losses	1.02	2.05	2.26	(1.82)	(4.80)	(0.91)
Total income or loss from investment operations	1.21	2.33	2.51	(1.61)	(4.64)	(0.64)
Less distributions:						
Dividends from net investment income	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)	(0.18)
Net asset value at end of period	15.73	14.83	12.75	10.47	12.23	17.14
Total return (%)	8.20[1]	18.56	24.50	(13.31)	(27.45)	(3.65)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.50	0.49	0.47	0.47	0.48[3]
Gross operating expenses	0.57[2]	0.58	0.59	0.61	0.60	0.67
Net investment income	2.36[2]	1.97	2.19	1.81	1.25	1.71
Portfolio turnover rate	9[1]	1	7	13	18	16
Net assets, end of period ($ x 1,000,000)	742	687	629	536	616	700

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had not been included.

See financial notes. 61

Summary of Portfolio Holdings as of April 30, 2005, unaudited

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

- ❶ Top ten holding
- • Non-income producing security
- ■ All or a portion of this security is on loan.

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.2% Foreign Common Stock	1,010,696	1,319,430
0.1% Short-Term Investment	2,054	2,054
0.1% Foreign Preferred Stock	766	1,043
0.0% Warrants	200	–
99.4% Total Investments	1,013,716	1,322,527
14.4% Collateral Invested for Securities on Loan	191,005	191,005
(13.8)% Other Assets and Liabilities, Net		(183,158)
100.0% Total Net Assets		1,330,374

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.2% of net assets		
Australia 4.5%		
BHP Billiton Ltd. 639,314	0.6	8,087
Commonwealth Bank of Australia 229,864	0.5	6,537
National Australia Bank Ltd. 277,850	0.5	6,351
Other Securities	2.9	38,768
	4.5	59,743
Belgium 0.9%		
Other Securities	0.9	12,634
Canada 6.1%		
■ Manulife Financial Corp. 143,695	0.5	6,603
Royal Bank of Canada 116,611	0.5	6,964
Other Securities	5.1	67,757
	6.1	81,324
Denmark 0.7%		
Other Securities	0.7	8,999
France 10.7%		
■ AXA SA 280,494	0.5	7,028
BNP Paribas 141,162	0.7	9,345
France Telecom SA 253,842	0.6	7,487
Sanofi-Aventis 173,827	1.2	15,443
Societe Generale, Class A 72,960	0.5	7,297
❺ Total SA 114,369	1.9	25,514
Other Securities	5.3	70,819
	10.7	142,933
Germany 7.3%		
■ Allianz AG 61,988	0.6	7,498
BASF AG 98,512	0.5	6,468
Deutsche Bank AG 97,835	0.6	8,000
■ Deutsche Telekom AG 428,462	0.6	8,134
■ E.ON AG 119,317	0.8	10,153
Siemens AG 148,778	0.8	10,999
Other Securities	3.4	46,518
	7.3	97,770

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hong Kong / China 1.2%		
Other Securities	**1.2**	**15,380**
Ireland 0.1%		
Other Securities	**0.1**	**976**
Italy 4.1%		
Assicurazioni Generali SPA 200,626	0.5	6,187
ENI-Ente Nazionale Idrocarburi SPA 473,784	0.9	11,952
Other Securities	2.7	35,925
	4.1	**54,064**
Japan 17.1%		
Canon, Inc. 139,395	0.5	7,246
Honda Motor Co. Ltd. 141,539	0.5	6,807
Nippon Telegraph & Telephone Corp. 1,667	0.5	6,979
■ Sony Corp. 168,500	0.5	6,217
Takeda Pharmaceutical Co. Ltd. 141,200	0.5	6,867
❾ Toyota Motor Corp. 476,703	1.3	17,287
Other Securities	13.3	176,584
	17.1	**227,987**
Netherlands 5.5%		
ABN Amro Holdings NV 297,220	0.5	7,230
ING Groep NV 397,081	0.8	10,976
❻ Royal Dutch Petroleum Co. 372,124	1.7	21,786
Unilever NV 103,665	0.5	6,693
Other Securities	2.0	26,415
	5.5	**73,100**
Spain 4.4%		
Banco Bilbao Vizcaya Argentaria SA 611,313	0.7	9,498
Banco Santander Central Hispano SA 1,114,188	1.0	13,019
■ Telefonica SA 884,400	1.1	15,082
Other Securities	1.6	20,073
	4.4	**57,672**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Sweden 2.1%		
Telefonaktiebolaget LM Ericsson, Class B 2,715,488	0.6	8,056
Other Securities	1.5	19,666
	2.1	**27,722**
Switzerland 7.4%		
■• Credit Suisse Group 198,542	0.6	8,389
■❽ Nestle SA, Registered 72,759	1.4	19,224
❼ Novartis AG, Registered 438,082	1.6	21,409
Roche Holdings - Genus 126,304	1.2	15,343
UBS AG, Registered 184,721	1.1	14,830
Other Securities	1.5	19,494
	7.4	**98,689**
United Kingdom 27.1%		
AstraZeneca PLC 291,743	1.0	12,779
Barclays PLC 1,159,501	0.9	11,975
❶ BP PLC 3,841,438	2.9	39,202
Diageo PLC 543,966	0.6	8,071
❹ GlaxoSmithKline PLC 1,048,777	2.0	26,525
HBOS PLC 697,524	0.8	10,356
❷ HSBC Holdings PLC 1,990,084	2.4	31,860
Lloyds TSB Group PLC 999,063	0.6	8,593
❿ Royal Bank of Scotland Group PLC 571,593	1.3	17,279
Shell Transport & Trading Co. PLC 1,732,396	1.2	15,581
Tesco PLC 1,376,566	0.6	8,138
❸ Vodafone Group PLC 11,594,083	2.3	30,345
Other Securities	10.5	139,733
	27.1	**360,437**

Foreign Preferred Stock 0.1% of net assets

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Germany 0.1%		
Other Securities	**0.1**	**1,043**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Warrants 0.0% of net assets		
France 0.0%		
Other Securities	**0.0**	**—**
United States 0.0%		
Other Securities	**0.0**	**—**

The foreign securities were valued at fair value in accordance with board approved procedures (see Accounting Policies)

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.1% of net assets		
Bank of America, London Time Deposit 2.36%, 05/02/05 2,054	**0.1**	**2,054**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 14.4% of net assets	
Short-Term Investment 14.4%	
Securities Lending Investments Fund 191,005,254	**191,005**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of April 30, 2005; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $186,048 of securities on loan)	$1,322,527
Collateral invested for securities on loan	191,005
Foreign currency	85
Receivables:	
Fund shares sold	643
Dividends	7,755
Income from securities on loan	177
Dividend tax reclaim	257
Prepaid expenses	+ 37
Total assets	**1,522,486**

Liabilities

Collateral invested for securities on loan	191,005
Payables:	
Fund shares redeemed	315
Investments bought	28
Withholding taxes	577
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	9
Accrued expenses	+ 139
Total liabilities	**192,112**

Net Assets

Total assets	1,522,486
Total liabilities	− 192,112
Net assets	**$1,330,374**

Net Assets by Source

Capital received from investors	1,311,873
Net investment income not yet distributed	11,969
Net realized capital losses	(302,285)
Net unrealized capital gains	308,817

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$588,334		37,402		$15.73
Select Shares	$742,040		47,181		$15.73

Unless stated, all numbers x 1,000.

The fund paid $1,013,716 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$113,255
Sales/maturities	$112,998

The fund's total security transactions with other Schwab Funds® during the period were $7,302.

The fund paid $85 for these currencies.

Federal Tax Data

Portfolio cost	$1,019,023
Net unrealized gains and losses:	
Gains	$374,910
Losses	+ (71,406)
	$303,504

As of October 31, 2004:

Net undistributed earnings:

Ordinary income	$21,655
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2005	$1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$308,376

See financial notes. 65

Statement of
Operations

For November 1, 2004 through April 30, 2005; unaudited. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$18,593
Interest		38
Securities on loan	+	402
Total investment income		**19,033**

Net Realized Gains and Losses

Net realized gains on investments		11,759
Net realized losses on foreign currency transactions	+	(709)
Net realized gains		**11,050**

Net Unrealized Gains and Losses

Net unrealized gains on investments		74,468
Net unrealized losses on foreign currency transactions	+	(41)
Net unrealized gains		**74,427**

Expenses

Investment adviser and administrator fees		2,653
Transfer agent and shareholder service fees:		
Investor Shares		735
Select Shares		372
Trustees' fees		8
Custodian fees		258
Portfolio accounting fees		94
Professional fees		21
Registration fees		16
Shareholder reports		55
Interest expense		1
Other expenses	+	33
Total expenses		4,246
Expense reduction	−	358
Net expenses		**3,888**

Increase in Net Assets from Operations

Total investment income		19,033
Net expenses	−	3,888
Net investment income		**15,145**
Net realized gains		11,050
Net unrealized gains	+	74,427
Increase in net assets from operations		**$100,622**

Net of $2,329 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $209 from the investment adviser (CSIM) and $149 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $85,477.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	11/1/04–4/30/05	11/1/03–10/31/04
Net investment income	$15,145	$22,962
Net realized gains or losses	11,050	(7,817)
Net unrealized gains	+ 74,427	187,892
Increase in net assets from operations	**100,622**	**203,037**

Distributions Paid

Dividends from net investment income

Investor Shares	14,231	9,069
Select Shares	+ 10,423	12,465
Total dividends from net investment income	**$24,654**	**$21,534**

Transactions in Fund Shares

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	3,374	$53,535	5,725	$80,057
Select Shares	+ 4,453	70,540	5,772	80,804
Total shares sold	**7,827**	**$124,075**	**11,497**	**$160,861**
Shares Reinvested				
Investor Shares	616	$9,445	629	$8,293
Select Shares	+ 864	13,224	882	11,628
Total shares reinvested	**1,480**	**$22,669**	**1,511**	**$19,921**
Shares Redeemed				
Investor Shares	(3,714)	($58,849)	(7,955)	($111,302)
Select Shares	+ (4,476)	(70,996)	(9,688)	(136,414)
Total shares redeemed	**(8,190)**	**($129,845)**	**(17,643)**	**($247,716)**
Net transactions in fund shares	**1,117**	**$16,899**	**(4,635)**	**($66,934)**

Shares Outstanding and Net Assets

	11/1/04–4/30/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	83,466	$1,237,507	88,101	$1,122,938
Total increase or decrease	+ 1,117	92,867	(4,635)	114,569
End of period	**84,583**	**$1,330,374**	**83,466**	**$1,237,507**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions for the period ended 10/31/04 are:

Ordinary income	$21,534
Long-term capital gains	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:
Investor Shares	$37
Select Shares	+ 26
Total	**$63**

Prior period:
Investor Shares	$50
Select Shares	+ 22
Total	**$72**

Dollar amounts are net of the redemption proceeds.

Includes distributable net investment income in the amount of $11,969 and $21,478 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	10.2%
Growth Portfolio	9.7%
Balanced Portfolio	5.9%
Conservative Portfolio	2.2%

Schwab Annuity Portfolios
Growth Portfolio II	0.5%

See financial notes. 67

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500 Index Fund	•	•	•
Schwab 1000 Index Fund	•	•	
Small-Cap Index Fund	•	•	
Total Stock Market Index Fund	•	•	
International Index Fund	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Index Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 4/30/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Index Fund	817	9,665	2.83
Schwab 1000 Index Fund	3,936	5,201	2.77
Schwab Small-Cap Index Fund	—	2,380	2.90
Schwab International Index Fund	—	362	2.90

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guideline adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date.

Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Trustees and Officers of Schwab Capital Trust

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the Schwab Funds (of which there were 53 as of 4/30/05) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc.; Chair, Director, Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings (UK); Chair, Director, U.S. Trust Corp., United States Trust Co. of New York, U.S. Trust Co., N.A.; CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, Charles Schwab Bank, N.A., The Charles and Helen Schwab Foundation, All Kinds of Minds (education); Trustee, Stanford University. *Until 5/04:* Director, The Gap, Inc. (clothing retailer). *Until 5/03:* Co-CEO, The Charles Schwab Corp. *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 7/01:* Director, The Charles Schwab Trust Co.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to his position with the investment adviser and the distributor, Mr. Schwab also owns stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	2005 (all trusts).	EVP, President, AMPS Enterprise. *Until 7/04:* President, CEO, Charles Schwab Investment Management, Inc.; VP, Charles Schwab & Co., Inc. *Until 8/02:* President, Chief Investment Officer, American Century Management; Director, American Century Companies, Inc. *Until 6/01:* Chief Investment Officer, Fixed Income, American Century Companies, Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Evelyn Dilsaver 5/4/55	President, CEO (all trusts).	EVP, President, Director, Charles Schwab Investment Management, Inc. *Until 7/04:* SVP for Development and Distribution, Asset Management Products and Services Enterprise. *Until 6/03:* EVP, CFO, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.
Kimon Daifotis 7/10/59	SVP, Chief Investment Officer (all trusts).	*Since 9/04:* Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Since 6/04:* SVP, Charles Schwab Investment Management, Inc. *Until 6/04:* VP, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 9/29/63	SVP, Chief Investment Officer (all trusts).	*Since 5/04:* SVP, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc. *Since 6/04:* VP, Chief Investment Officer, Laudus Trust, Laudus Variable Insurance Trust. *Until 5/04:* VP, Charles Schwab Investment Management, Inc.
Randall Fillmore 11/11/60	Chief Compliance Officer (all trusts).	*Since 9/04:* SVP, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc. *Until 9/04:* VP, Charles Schwab & Co., Charles Schwab Investment Management, Inc. *Until 2002:* VP of Internal Audit, Charles Schwab & Co., Inc.; Chief Compliance Officer, Laudus Trust, Laudus Variable Insurance Trust. *Prior to 2000:* PricewaterhouseCoopers.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.
George Pereira 6/9/64	Treasurer, Principal Financial Officer (all trusts).	*Since 11/04:* SVP, CFO, Charles Schwab Investment Management, Inc. *Until 11/04:* SVP, Financial Reporting, Charles Schwab & Co., Inc. *Until 12/99:* CFO, Commerzbank Capital Markets. *Until 9/99:* Managing Director at the New York Stock Exchange.

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *Since 2/05:* Director, Pacific Mutual Holding Company (insurance). *Since 2004:* Laudus Trust, Laudus Variable Insurance Trust. *2001:* Stanford University, Special Assistant to the President, *from 1996-2001,* VP of Business Affairs, CFO.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising. *Until 1996:* President, CEO, Allen & Dorward Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Dean Emeritus, Haas School of Business, University of California, Berkeley; Director, Aphton Corp. (bio-pharmaceuticals); Non-Executive Chair, Solectron Corp. (manufacturing), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. *Since 2004:* Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 2/04:* Co-CEO, Aphton Corp. (bio-pharmaceuticals).
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisers); Trustee, Cooper Industries (electrical products, tools and hardware); Chairman, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at: P.O. Box 3812 Englewood, CO 80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's web site at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

The Schwab Funds Family®

Stock Funds
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™
Schwab Institutional Select® S&P 500 Fund

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.
REG13562-08